ALSTON&BIRD LLP

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Washington, DC 20004-1404

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Fax: 202-756-3333

www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

April 6, 2012

VIA EDGAR AS CORRESP

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Preliminary Proxy Statement of
Onvia, Inc.
File No. 001-35164

Ladies and Gentlemen:

On behalf of our client, Onvia, Inc., a Delaware corporation (“Onvia” or the “Company”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is hereby filing with the Securities and Exchange Commission (the “SEC” or the “Commission”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Company Proxy Materials”). The Company Proxy Materials have been filed with the SEC via EDGAR using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Company Proxy Materials.

The Company Proxy Materials will be furnished to the Company’s stockholders in connection with the solicitation by the Company of proxies therefrom to be used at the 2012 Annual Meeting of Stockholders of the Company and at any and all adjournments, postponements, continuations or re-schedulings thereof (the “2012 Annual Meeting”). At the 2012 Annual Meeting, three incumbent directors will be up for re-election for three-year terms. The Company intends to solicit proxies in support of, among other things, the election of its three nominees recommended by the Company’s Board of Directors (the “Company Nominees”). Each of the Company Nominees has consented to serve as such, to being named in the Company Proxy Materials and to serve as a director of the Company if re-elected. In addition to the election of directors at the 2012 Annual Meeting, the only other item of business intended to be presented is the ratification of the Company’s Section 382 Tax Benefits Ratification Plan.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

April 6, 2012

The Company is filing the Company Proxy Materials on a preliminary basis because, in addition to seeking stockholder ratification of the Company’s Section 382 Tax Benefits Preservation Plan, it will be commenting in the Company’s Proxy Materials upon or referring to a solicitation in opposition in connection with the 2012 Annual Meeting. On February 9, 2012, the Company received a written notice (the “Nomination Notice”) from affiliates of Symphony Technology Group (collectively, the “Symphony Group”), that it intended to nominate three (3) nominees (the “Symphony Nominees”) for election as directors of the Company at the 2012 Annual Meeting. Accordingly, the Company is currently anticipating that the Symphony Group will conduct a solicitation in opposition in connection with the 2012 Annual Meeting.

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If the Staff of the Commission has any questions or comments regarding the accompanying Preliminary Proxy Statement or any aspects of the Company’s solicitation of proxies referred to therein, please telephone the undersigned, counsel to Onvia, at (202)239-3679. Facsimile transmissions may be sent to the undersigned at (202) 654-4879.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

Enclosures

cc:     SoYoung Kwon, Esq. (General Counsel – Onvia, Inc.)